06008504

AB 5/1

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SEC FILE NUMBER
8-66233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED APR 18 2006 WASH, D.C. 209 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHAMPLAIN ADVISORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 NORTH ST.
(No. and Street)

GREENWICH (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SEAN C. TWOMEY 212 686-7999 x 111
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREGORY BAKAY, CPA
(Name — if individual, state last, first, middle name)

256 COLUMBIA TPKE SUITE 213A (Address) FLORHAM PARK (City) NJ (State) 07932 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

6/29/06 AB

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, SEAN C. TWOMEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHAMPLAIN ADVISORS, LLC, as of DECEMBER 31, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PARTNER
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREGORY H. BAKAY

Certified Public Accountant - Certified Valuation Analyst
256 Columbia Turnpike - Suite 213A, Florham Park, New Jersey 07932
Phone: 973-377-2117 - Facsimile: 973-377-0115

April 17, 2006

U.S. Securities and Exchange Commission
Division of Market Regulation
450 5th Street, NW
Washington, DC 20549

U.S. Securities and Exchange Commission
Associate Regional Director
Broker Dealer Inspection Program
233 Broadway
New York, NY 10279

NASD
Member Regulation Programs/Systems Support
Attn: Sherry Lawrence
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850

NASD
Boston District Office
Attn: Todd J. Coppi, Supervisor
99 High Street, 9th Floor
Boston, MA 02110

Gentlemen/Ladies,

In performing the audit of the financial statements of Champlain Advisors, LLC (CRD# 129560) for the period ending December 31, 2005, we calculated Champlain's Net Capital as of December 31, 2005. There were material differences between the audit calculation and Champlain's Unaudited Part II A calculation for December 31, 2005 as follows:

Cash was understated by	$ 4,107
Receivables from Customers were understated by	43,315
Property and Equipment were overstated by	(16,482)
Prepaid Expenses were understated by	5,989
Accounts Payable were understated by	(7,898)
Members' Equity was understated by	$ 29,031

Sincerely,

Gregory Bakay

Gregory Bakay